FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 31, 2018

Commission File Number	001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports Third Quarter 2018 Financial Results in an investor conference” dated October 31, 2018.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Third Quarter 2018 Results” dated October 31, 2018

Item 1

News Release

AU Optronics Reports NT$4.32 Billion Net Profit Attributable to Owners of the Company for Third Quarter 2018

Issued by: AU Optronics Corp.
Issued on: October 31, 2018

Hsinchu, Taiwan, October 31, 2018–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the third quarter of 2018(1).

Consolidated revenues for the third quarter of 2018 were NT$81.04 billion, up by 8.0% quarter-over-quarter. AUO’s net profit attributable to owners of the Company for the third quarter of 2018 was NT$4.32 billion, with a basic EPS(2) of NT$0.45.

For the first nine months of 2018, AUO reported consolidated revenues of NT$230.54 billion. Net profit attributable to owners of the Company was NT$9.88 billion, with a basic EPS(2) of NT$1.03.

In the third quarter of 2018, large-sized panel(3) shipments totaled 29.79 million units, up by 6.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 42.56 million units, down by 6.1% quarter-over-quarter.

Highlights of consolidated results for the third quarter of 2018:

•	Revenues of NT$81.04 billion

•	Operating profit of NT$3.07 billion

•	Net profit attributable to owners of the Company at NT$4.32 billion

•	Basic EPS(2) of NT$0.45

•	Gross margin was 10.7%

•	Operating margin was 3.8%

•	EBITDA(4) margin was 14.6%

•	Operating margin of Display Segment was 4.3%

•	EBITDA(4) margin of Display Segment was 15.3%

1/3

Looking back on the third quarter, as brand customers were aggressively restocking for the year-end holiday season, the Company’s shipment momentum remained quite robust. Owing to the relatively stable panel prices and New Taiwan Dollar depreciation, the quarterly revenues increased by 8.0% from the previous quarter. In addition, the operating profit reached NT$3.07 billion and net profit attributable to owners of the Company reached NT$4.32 billion, making the third quarter the best-performing quarter for the year.

Entering into the fourth quarter, the year-end holiday season restocking demand gradually came to an end. Going forward, facing potential fluctuations caused by the increasing capacity from China and international trade disputes, AUO will insist on its core strategy. Through technological innovation and flexible management capability, the Company will keep focusing on value transformation, so to create a mutually beneficial relationship with its customers and maintain its operational stability.

(1)	All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2)	Basic EPS in the third quarter of 2018 and the first nine months of 2018 were calculated based on the weighted average outstanding shares of the first nine months of 2018 (9,624 million shares).

(3)	Large size refers to panels that are 10 inches and above.

(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2018. AUO’s consolidated net revenues in 2017 were NT$341.03 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and

2/3

geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2018. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Corporate Communications Division

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Katie Chen	Tel: +886-3-5008800 ext 3615	Email : katie.chen@auo.com

3/3

Item 2

AU Optronics Corp.
Third Quarter 2018 Results Investor Conference
友達光電
2018年第三季法人說明會

Oct. 31, 2018

Safe Harbor Notice

- The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

- Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

- Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") to the extent endorsed by the ROC Financial Supervisory Commission ("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

- Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

© 2018 AU Optronics Corporation – Proprietary and Confidential
2

Statement of Comprehensive Income

AUO

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	3Q18		2Q18		QoQ %	3Q17	
Net Sales	**81,043**	**100.0%**	**75,054**	**100.0%**	**8.0%**	**87,395**	**100.0%**
Cost of Goods Sold	(72,402)	(89.3%)	(67,780)	(90.3%)	6.8%	(72,083)	(82.5%)
Gross Profit	**8,641**	**10.7%**	**7,274**	**9.7%**	**18.8%**	**15,313**	**17.5%**
Operating Expenses	(5,572)	(6.9%)	(5,174)	(6.9%)	7.7%	(5,570)	(6.4%)
Operating Profit	**3,069**	**3.8%**	**2,100**	**2.8%**	**46.2%**	**9,743**	**11.1%**
Net Non-operating Income	2,109	2.6%	145	0.2%	1355.5%	764	0.9%
Profit before Tax	**5,177**	**6.4%**	**2,244**	**3.0%**	**130.7%**	**10,507**	**12.0%**
Net Profit	**4,319**	**5.3%**	**40**	**0.1%**	**10775.6%**	**8,224**	**9.4%**
Net Profit Attributable to Owners of Company	**4,318**	**5.3%**	**1,252**	**1.7%**	**244.9%**	**8,856**	**10.1%**
Basic EPS (NT$)[a]	**0.45**		**0.13**		**246.2%**	**0.92**	
Operating Profit + D&A	**11,808**	**14.6%**	**10,163**	**13.5%**	**16.2%**	**18,455**	**21.1%**
Display Segment Information:							
Net Sales	77,183	100.0%	69,457	100.0%	11.1%	82,718	100.0%
Operating Profit	3,350	4.3%	2,519	3.6%	33.0%	9,759	11.8%
Operating Profit + D&A	11,782	15.3%	10,260	14.8%	14.8%	18,076	21.9%
Unit Shipments (mn)[b]							
Large Size Panels	**29.8**		**28.0**		**6.5%**	**29.1**	
Small & Medium Size Panels	**42.6**		**45.3**		**(6.1%)**	**46.8**	

a) Basic EPS in 3Q18 and 2Q18 were calculated based on the weighted average outstanding shares of the first nine months of 2018 (9,624m shares); Basic EPS in 3Q17 was calculated based on the weighted average outstanding shares of 2017 (9,624m shares).

© 2018 AU Optronics Corporation – Proprietary and Confidential

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q18	2Q18	QoQ %	3Q17
Cash and Cash Equivalents[(a)]	63,060	82,324	(23.4%)	107,656
Inventory	27,235	26,164	4.1%	25,021
Short Term Debt[(b)]	25,964	29,096	(10.8%)	21,073
Long Term Debt	62,861	65,309	(3.7%)	101,996
Equity	217,275	215,454	0.8%	220,317
Total Assets	411,900	427,790	(3.7%)	449,239
Inventory Turnover (Days)[(c)]	**34**	**34**		**32**
Net Debt to Equity[(d)]	**11.9%**	**5.6%**		**7.0%**

a) Excluding time deposit with maturity longer than 3 months (NT$0m in 3Q18, 2Q18 and 3Q17)
b) Short term debt refers to all interest bearing debt maturing within one year
c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days
d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity

© 2018 AU Optronics Corporation – Proprietary and Confidential
4

Consolidated Cash Flow Highlights

Amount : NT$ Million

	3Q18	2Q18	QoQ
From Operating Activities	**9,434**	**9,565**	**(131)**
Profit before Tax	5,177	2,244	2,933
Depreciation & Amortization	8,739	8,064	676
Net Change in Working Capital	(4,125)	(332)	(3,792)
From Investing Activities	**(8,211)**	**(10,985)**	**2,774**
Capital Expenditure	(7,563)	(8,350)	788
From Financing Activities	**(19,478)**	**(14,199)**	**(5,279)**
Net Change in Debt	(4,901)	(14,199)	9,299
Net Change in Cash[a]	**(19,264)**	**(14,799)**	**(4,466)**

a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

© 2018 AU Optronics Corporation – Proprietary and Confidential
5

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
47%
13%
18%
4%
18%
45%
14%
17%
6%
18%
42%
15%
18%
6%
19%
38%
16%
20%
6%
20%
37%
18%
20%
5%
20%
3Q17
4Q17
1Q18
2Q18
3Q18
TV
Monitor
Mobile PC
Mobile Device
Commercial and Others

- Mobile PC : including Notebook and Tablet displays
- Mobile Device : including displays for mobile phones and other related products
- Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc.

© 2018 AU Optronics Corporation – Proprietary and Confidential

6

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
3Q17
4Q17
1Q18
2Q18
3Q18
30%
14%
15%
26%
15%
30%
12%
15%
25%
18%
27%
11%
17%
27%
18%
25%
10%
18%
29%
18%
24%
10%
21%
28%
17%
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

© 2018 AU Optronics Corporation – Proprietary and Confidential
7

Consolidated Shipments & ASP by Area

Shipments in square meter
(K m²)
7,000
3,500
0
6,689
6,563
6,416
6,268
6,708
3Q17
4Q17
1Q18
2Q18
3Q18

ASP per square meter
(US$)
500
400
300
200
$395
$373
$363
$361
$361
3Q17
4Q17
1Q18
2Q18
3Q18

- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

© 2018 AU Optronics Corporation – Proprietary and Confidential
8

Consolidated Small & Medium Panel Shipments by Area & Revenues

Shipments in square meter
(K m²)
450
300
150
0
400.2
404.0
409.4
398.1
385.1
3Q17
4Q17
1Q18
2Q18
3Q18

Revenues
(NT$ bn)
20
16
12
8
4
0
12.0
12.9
12.1
12.3
12.8
3Q17
4Q17
1Q18
2Q18
3Q18

– Small & Medium size refers to panels that are under 10 inches

© 2018 AU Optronics Corporation – Proprietary and Confidential
9

www.auo.com
ir@auo.com

© 2018 AU Optronics Corporation – Proprietary and Confidential
10

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended September 30, 2018 and 2017 and June 30, 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison

		3Q18		3Q17			3Q18		2Q18
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%

Net Sales	2,661	81,043	100.0	87,395	(7.3)	2,661	81,043	100.0	75,054	8.0
Cost of Goods Sold	2,377	72,402	89.3	72,083	0.4	2,377	72,402	89.3	67,780	6.8
Gross Profit	284	8,641	10.7	15,313	(43.6)	284	8,641	10.7	7,274	18.8

Operating Expenses	183	5,572	6.9	5,570	0.1	183	5,572	6.9	5,174	7.7
Operating Profit(Loss)	101	3,069	3.8	9,743	(68.5)	101	3,069	3.8	2,100	46.2

Net Non-operating Income(Expenses)	69	2,109	2.6	764	176.1	69	2,109	2.6	145	1,355.5
Profit(Loss) before Income Tax	170	5,177	6.4	10,507	(50.7)	170	5,177	6.4	2,244	130.7

Income Tax Expense	(28)	(858)	(1.1)	(2,283)	(62.4)	(28)	(858)	(1.1)	(2,205)	(61.1)
Net Profit(Loss)	142	4,319	5.3	8,224	(47.5)	142	4,319	5.3	40	10775.6

Other Comprehensive Income(Loss)	(65)	(1,971)	(2.4)	946	－	(65)	(1,971)	(2.4)	(832)	136.8
Total Comprehensive Income(Loss)	77	2,348	2.9	9,170	(74.4)	77	2,348	2.9	(793)	－
Net Profit(Loss) Attributable to:

Owners of Company	142	4,318	5.3	8,856	(51.2)	142	4,318	5.3	1,252	244.9
Non-Controlling Interests	0	1	0.0	(632)	－	0	1	0.0	(1,212)	－
Net Profit(Loss)	142	4,319	5.3	8,224	(47.5)	142	4,319	5.3	40	10,775.6
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	96	2,909	3.6	9,468	(69.3)	96	2,909	3.6	537	442.1
Non-Controlling Interests	(18)	(561)	(0.7)	(298)	88.1	(18)	(561)	(0.7)	(1,329)	(57.8)
Total Comprehensive Income(Loss)	77	2,348	2.9	9,170	(74.4)	77	2,348	2.9	(793)	－

Basic Earnings Per Share	0.015	0.45		0.92		0.015	0.45		0.13
Basic Earnings Per ADS(2)
	0.147	4.49		9.20		0.147	4.49		1.30
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.46 per USD as of September 30, 2018

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended September 30, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison

	Nine Months 2018			Nine Months 2017
	USD	NTD	%	NTD	YoY%

Net Sales	7,569	230,541	100.0	260,365	(11.5)
Cost of Goods Sold	6,779	206,485	89.6	210,499	(1.9)
Gross Profit	790	24,056	10.4	49,866	(51.8)

Operating Expenses	523	15,934	6.9	16,430	(3.0)
Operating Profit(Loss)	267	8,121	3.5	33,436	(75.7)

Net Non-operating Income(Expenses)	113	3,445	1.5	664	418.7
Profit(Loss) before Income Tax	380	11,566	5.0	34,100	(66.1)

Income Tax Expense	(104)	(3,180)	(1.4)	(7,496)	(57.6)
Net Profit(Loss)	275	8,386	3.6	26,605	(68.5)

Other Comprehensive Income(Loss)	(59)	(1,791)	(0.8)	(485)	269.0
Total Comprehensive Income(Loss)	217	6,596	2.9	26,120	(74.7)
Net Profit(Loss) Attributable to:

Owners of Company	324	9,880	4.3	28,165	(64.9)
Non-Controlling Interests	(49)	(1,494)	(0.6)	(1,560)	(4.2)
Net Profit(Loss)	275	8,386	3.6	26,605	(68.5)
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	279	8,509	3.7	27,980	(69.6)
Non-Controlling Interests	(63)	(1,914)	(0.8)	(1,861)	2.8
Total Comprehensive Income(Loss)	217	6,596	2.9	26,120	(74.7)

Basic Earnings Per Share	0.03	1.03		2.93
Basic Earnings Per ADS(2)
	0.34	10.27		29.26
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.46 per USD as of September 30, 2018

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

September 30, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2018			September 30, 2017		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,070	63,060	15.3	107,656	24.0	(44,596)	(41.4)
Notes & Accounts Receivables	1,631	49,685	12.1	48,327	10.8	1,357	2.8
Other Current Financial Assets	113	3,447	0.8	562	0.1	2,885	513.8
Inventories	894	27,235	6.6	25,021	5.6	2,214	8.8
Other Current Assets	140	4,250	1.0	7,353	1.6	(3,102)	(42.2)
Total Current Assets	4,848	147,676	35.9	188,918	42.1	(41,242)	(21.8)
Long-term Investments	436	13,279	3.2	9,511	2.1	3,768	39.6
Net Fixed Assets	7,363	224,289	54.5	217,139	48.3	7,150	3.3
Other Non-Current Assets	875	26,656	6.5	33,671	7.5	(7,015)	(20.8)
Total Non-Current Assets	8,674	264,224	64.1	260,321	57.9	3,903	1.5
Total Assets	13,523	411,900	100.0	449,239	100.0	(37,339)	(8.3)
LIABILITIES
Short-term Borrowings	51	1,556	0.4	2,947	0.7	(1,391)	(47.2)
Accounts Payable	1,903	57,975	14.1	56,419	12.6	1,556	2.8
Current Installments of Long-term Borrowings	801	24,408	5.9	18,126	4.0	6,282	34.7
Current Financial Liabilities	7	217	0.1	286	0.1	(69)	(24.2)
Accrued Expense & Other Current Liabilities	962	29,302	7.1	32,687	7.3	(3,385)	(10.4)
Machinery and Equipment Payable	376	11,460	2.8	10,182	2.3	1,278	12.6
Total Current Liabilities	4,101	124,917	30.3	120,648	26.9	4,270	3.5
Long-term Borrowings	2,064	62,861	15.3	101,996	22.7	(39,135)	(38.4)
Other Non-Current Liabilities	225	6,847	1.7	6,279	1.4	568	9.0
Total Non-Current Liabilities	2,289	69,708	16.9	108,275	24.1	(38,567)	(35.6)
Total Liabilities	6,390	194,625	47.3	228,923	51.0	(34,297)	(15.0)
EQUITY
Common Stock	3,160	96,242	23.4	96,242	21.4	0	0.0
Capital Surplus	1,989	60,600	14.7	60,024	13.4	576	1.0
Retained Earnings	1,530	46,610	11.3	47,016	10.5	(407)	(0.9)
Other Equity	(39)	(1,188)	(0.3)	594	0.1	(1,782)	－
Non-Controlling Interests	493	15,011	3.6	16,440	3.7	(1,429)	(8.7)
Total Equity	7,133	217,275	52.7	220,317	49.0	(3,041)	(1.4)
Total Liabilities & Equity	13,523	411,900	100.0	449,239	100.0	(37,339)	(8.3)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.46 per USD as of September 30, 2018

   (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended September 30, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2018		Nine Months 2017

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	380	11,566	34,100
Depreciation & Amortization	829	25,264	27,729
Share of Profit of Equity-Accounted Investees	(8)	(251)	(178)
Changes in Working Capital	(269)	(8,197)	414
Changes in Others	(30)	(919)	(400)
Net Cash Provided(Used) by Operating Activities	902	27,462	61,666
Cash Flow from Investing Activities:
Acquisitions of Financial Assets Measured at Fair Value	(180)	(5,497)	0
Proceeds from Disposal of Financial Assets Measured at Fair Value	17	520	0
Acquisitions of Financial Assets Carried at Cost	0	0	(14)
Acquisitions of Equity-Accounted Investees	(22)	(685)	(27)
Acquisitions of Property, Plant and Equipment	(869)	(26,475)	(26,289)
Proceeds from Disposal of Property, Plant and Equipment	108	3,292	1,067
Decrease(Increase) in Other Financial Assets	0	5	(10)
Decrease(Increase) in Intangible Assets	0	0	(197)
Decrease(Increase) in Other Assets	(6)	(168)	(406)
Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity	(17)	(514)	(0)
Net Cash Provided(Used) in Investing Activities	(969)	(29,521)	(25,875)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(59)	(1,808)	2,421
Increase(Decrease) in Long-term Borrowings	(764)	(23,260)	(3,312)
Increase(Decrease) in Guarantee Deposits	(0)	(4)	(42)
Cash Dividends	(474)	(14,436)	(5,390)
Changes in Non-Controlling Interests and Others	(4)	(136)	(96)

Net Cash Provided(Used) by Financing Activities	(1,302)	(39,645)	(6,419)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(8)	(257)	(1,908)
Net Increase(Decrease) in Cash and Cash Equivalents	(1,378)	(41,961)	27,465
Cash and Cash Equivalents at Beginning of Period	3,448	105,021	80,191
Cash and Cash Equivalents at End of Period	2,070	63,060	107,656

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.46 per USD as of September 30, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 31, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer